Exhibit 4(c)(1)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, OH 45201-5423]

[1-YEAR DECLARED RATE STRATEGY]

Crediting Strategy Endorsement

Interest Subject to a Guaranteed Minimum Interest Rate

Term

Each Term for this Strategy is one year long.

Interest Crediting

Interest is credited daily on amounts held under this Crediting Strategy based on a fixed interest rate with annual compounding.

Interest Rate

The fixed interest rate for this Crediting Strategy is declared by the Company, at its discretion, before the start of the Term. It is guaranteed for the entire Term. The Company, at its discretion, may declare a new interest rate for each subsequent Term. For a Term, different rates may apply with respect to amounts attributable to Purchase Payments received on different dates.

Guaranteed Minimum Interest Rate

In any event, the fixed interest rate for a Term shall never be less than an annual rate of [1%].

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the Contract Effective Date.

Mark F. Muething	John P. Gruber
President	Secretary

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